UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01094

Guggenheim Credit Income Fund 2016 T

(Exact name of registrant as specified in its charter)

Address: 330 Madison Avenue, New York, New York 10017 Telephone number: (212) 739-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On June 26, 2025, shareholders of Guggenheim Credit Income Fund 2016 T (the “Company”) voted to approve (i) the Company’s withdrawal of its election to be regulated as a business development company under the U.S. Investment Company Act of 1940 and its subsequent liquidation and dissolution and (ii) the sale of assets held by Guggenheim Credit Income Fund, which serves as the master fund in a master fund/feeder fund structure of which the Company is a feeder fund, to permit the liquidation and dissolution of the Company (the “Sale Transactions”).

Following the consummation of the Sale Transactions, the Company issued final liquidating distributions to its shareholders on or around August 4, 2025, in full liquidation of their shares of beneficial interest (“shares”) in the Company. The Company intends to dissolve its corporate form subsequent to the termination of the registration of the Company’s shares under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Guggenheim Credit Income Fund 2016 T has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 11, 2025	By:	/s/ Amy J. Lee
Chief Legal Officer and Secretary